July 28, 2022

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F Street, N.E.
Washington, DC 20549

Attention: Celeste Murphy

Re:	SANUWAVE Health, Inc.
Request for Withdrawal of Registration Statement on Form S-1
File No. 333-249325

Dear Ms. Murphy,

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), SANUWAVE Health, Inc. (the “Company”) hereby requests that the Registration Statement on Form S-1 (File No. 333-249325), initially filed with the Securities and Exchange Commission (the “Commission”) on October 5, 2020 (as amended, the “Registration Statement”) and all exhibits thereto, be withdrawn effective as of the date hereof or at the earliest practicable date hereafter.

The Company is seeking withdrawal of the Registration Statement because it is no longer pursuing a public offering of securities at this time. The Registration Statement has not been declared effective by the Commission and no securities have been issued or sold under the Registration Statement.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, in accordance with Rule 457(p) under the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please direct any questions or comments regarding this correspondence to our counsel, Murray Indick at (415) 268-7096 or Scott Lesmes at (202) 887-1585.

Thank you for your assistance in this matter.

Very truly yours,

SANUWAVE Health, Inc.

By:	/s/ Kevin A. Richardson, II
Name: Kevin A. Richardson, II
Title: Chief Executive Officer

cc: John Rafferty, Esq., Morrison & Foerster LLP